

10027142

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15753

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/09___ AND ENDING ___12/31/09___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Jefferson Pilot Variable Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Granite Place

(No. and Street)

Concord, New Hampshire   **03301**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Keith J. Ryan   **(260) 455-6244**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP

(Name – of individual, state last, first, middle name)

Two Commerce Square, Suite 4000, 2001 Market Street   **Philadelphia, PA**   **19103-7096**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (7-00)   Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1002-1127865

OATH OR AFFIRMATION

I, __Keith J. Ryan_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

__Jefferson Pilot Variable Corporation_____, as

of _____ __December 31,_____, __2009___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__Vice President and Chief Financial Officer__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Supplementary report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT

DATE – DECEMBER 31, 2009

<u>Jefferson Pilot Variable Corporation</u>
(Name of Respondent)
One Granite Place
Concord, New Hampshire 03301

(Address of principal executive office)

Keith J. Ryan
Chief Financial Officer
Jefferson Pilot Variable Corporation
Two Commerce Square
Philadelphia, PA 19103

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Jefferson Pilot Variable Corporation

Financial Statements and Supplemental Information

Year Ended December 31, 2009

Contents



≡⫽ ERNST & YOUNG

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Jefferson Pilot Variable Corporation

We have audited the accompanying statement of financial condition of Jefferson Pilot Variable Corporation (the Company) (a wholly owned subsidiary of Lincoln National Corporation) as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jefferson Pilot Variable Corporation at December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 23, 2010

A member firm of Ernst & Young Global Limited

Jefferson Pilot Variable Corporation

Statement of Financial Condition

December 31, 2009

Assets

Cash and cash equivalents	$	1,003,399
Amounts due from affiliated companies		11,744
Prepaid expense		815
Interest receivable		138
Total assets	$	1,016,096

Liabilities and stockholder's equity

Amounts due to affiliated companies	$	22,500
Other liabilities		21,123
Total liabilities		43,623

Stockholder's equity:

Common stock, par value $1 per share; authorized 100,000 shares; issued 6,000 shares		6,000
Additional paid-in capital		1,070,132
Accumulated deficit		(103,659)
Total stockholder's equity		972,473
Total liabilities and stockholder's equity	$	1,016,096

See accompanying notes.

Jefferson Pilot Variable Corporation

Statement of Operations

Year Ended December 31, 2009

Revenues		
Interest income	$	4,403
Expenses		
General and administrative		63,373
Taxes, licenses, and fees		(1,976)
Total expenses		61,397
Loss before federal income tax benefit		(56,994)
Federal income tax benefit		19,973
Net loss	$	(37,021)

See accompanying notes.

Jefferson Pilot Variable Corporation

Statement of Changes in Stockholder's Equity

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance at January 1, 2009	6,000	$ 6,000	$ 1,070,132	$ (66,638)	$ 1,009,494
Net loss	–	–	–	(37,021)	(37,021)
Balance at December 31, 2009	6,000	$ 6,000	$ 1,070,132	$ (103,659)	$ 972,473

See accompanying notes.

Jefferson Pilot Variable Corporation

Statement of Cash Flows

Year Ended December 31, 2009

Operating activities

Net loss	$	(37,021)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in amounts due from affiliated companies		33,754
Decrease in prepaid expenses		40
Decrease in interest receivable		1,950
Change in amounts due to affiliated companies		(5,374)
Increase in other liabilities		(822)
Net cash used in operating activities		(7,473)
Net decrease in cash and cash equivalents		(7,473)
Cash and cash equivalents at beginning of year		1,010,872
Cash and cash equivalents at end of year	$	1,003,399

Supplemental disclosure of cash flow information

Income tax refunds received (from the Parent)	$	15,230

See accompanying notes.

Jefferson Pilot Variable Corporation

Notes to Financial Statements

December 31, 2009

1. Organization and Nature of Business

Jefferson Pilot Variable Corporation (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) (formerly National Association of Securities Dealers, Inc.). The Company carries no margin accounts, promptly transmits all customer funds, and delivers all securities received in connection with its activities and does not otherwise hold funds or securities for or owe money or securities to customers. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 of the SEC.

In 2006, the Company became a wholly owned subsidiary of Lincoln National Corporation (LNC or the Parent) after its previous parent company, Jefferson-Pilot (JP), was purchased by LNC. Prior to the merger, the Company was the distributor of variable life insurance and variable annuity products for JP. Lincoln Financial Distributors, Inc., an affiliate of the Company, is the distributor for the combined LNC entity; therefore, the Company was primarily inactive in 2009 with interest income on its cash equivalents as the only source of revenue. However, LNC is currently formulating a strategy for the future of the Company.

2. Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash and cash equivalents.

Recognition of Revenue and Expense

Interest revenue is recorded as earned, and expenses are recorded as incurred.

2. Accounting Policies (continued)

Income Taxes

The Company files consolidated federal income tax returns with LNC. Pursuant to an intercompany tax-sharing agreement with LNC, the Company provides for federal income taxes on a separate-return basis, and the amount of current tax or benefit calculated is either remitted to or received from LNC. The sharing agreement also provides that the Company will receive benefit for net operating losses, capital losses, and tax credits, which may not be usable on a separate-return basis to the extent such items may be utilized in the consolidated federal income tax returns of LNC.

3. Income Taxes

Federal income tax expense is recorded at the statutory rate of 35%. Current federal income tax benefit was $19,973 for the year ended December 31, 2009. Current federal income taxes receivable of $8,141 at December 31, 2009, is included in accounts receivable from affiliated companies on the statement of financial condition.

4. Transactions With Affiliates (Related-Party Transactions)

Amounts due from affiliated companies represent amounts due to the Company for the settlement of general and administrative expenses as well as federal income taxes receivable from the Parent. Amounts due to affiliated companies represent general and administrative expenses payable to LNC and its subsidiaries.

5. Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company is required to maintain minimum net capital equal to the greater of 6 2/3% of aggregate indebtedness, as defined, or $25,000. The ratio of aggregate indebtedness to net capital is not to exceed 15 to 1. At December 31, 2009, the Company had net capital of $938,809, exceeding the requirements by $913,809. At December 31, 2009, the ratio of aggregate indebtedness to net capital was 0.05 to 1. The net capital rules may effectively restrict the payment of advances, dividends, or other equity withdrawals.

6. Subsequent Events

We have evaluated subsequent events through February 23, 2010, the date at which our financial statements were available to be issued, and determined that there were no matters required to be disclosed.

Supplemental Information

Jefferson Pilot Variable Corporation

Computation of Net Capital and Aggregate Indebtedness Under SEC Rule 15c3-1

December 31, 2009

Aggregate indebtedness

Total liabilities	$	43,623

Net capital

Stockholder's equity	$	972,473
Less non-allowable assets:		
Amounts due from affiliated companies		(11,744)
Prepaid expenses		(815)
Total non-allowable assets		(12,559)
Net capital before haircuts		959,914
Haircuts on money market instruments		(21,105)
Net capital	$	938,809

Capital requirements

Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $25,000	$	25,000
Net capital in excess of requirement		913,809
Net capital as above	$	938,809
Ratio of aggregate indebtedness to net capital		0.05 to 1

There are no material differences between the net capital computation included above and the Company's unaudited FOCUS Part IIA filing as of December 31, 2009.

Jefferson Pilot Variable Corporation

Statement Regarding SEC Rule 15c3-3

December 31, 2009

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

Supplementary Report



ERNST & YOUNG

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Jefferson Pilot Variable Corporation

In planning and performing our audit of the financial statements of Jefferson Pilot Variable Corporation (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial


=lI ERNST & YOUNG

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 23, 2010



FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Jefferson Pilot Variable Corporation
Year Ended December 31, 2009
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP



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